

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2012

Via E-mail
Richard C. Fox
Interim Chief Executive Officer
Eastern World Solutions Inc.
12300 Dundee Court, Suite 203
Houston, Texas 77429

> **Re: Eastern World Solutions Inc.**
> **Form 8-K**
> **Filed April 2, 2012**
> **File No. 000-54277**

Dear Mr. Fox:

We note that you have not treated the acquisition of the business concept and business plan from Avenge Media Partners, as described in the above-referenced Form 8-K, as a change in shell company status as you have not provided the Form 10 information relating to such business concept and business plan, as required by Item 2.01(f) of Form 8-K, and you have not provided the financial statements required by Item 9.01(a) and (b) of Form 8-K. However, based on your Form 10-K for fiscal year ended December 31, 2011, it appears that you were a shell company, as defined in Exchange Act Rule 12b-2, prior to the transaction. Please provide us with your analysis for why you did not treat the transaction subject to the above-referenced Form 8-K as a change in shell company status. Alternatively, please amend the above-referenced Form 8-K to include the disclosure required by Item 2.01(f) of Form 8-K and the financial statements required by Item 9.01(a) and (b) of Form 8-K.

Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Roger Davidson